SCA Update Announced agreement to combine with OptumCare Creates comprehensive ambulatory care services platform, including primary care, urgent care and surgical care services Combination broadens ability to improve patient experience, and quality and cost of care Companies to align strategy to support value-based payment models and a multi-payer approach Builds on companies’ existing joint ventures, strong relationship and complementary capabilities Completed six SCA Medical Missions brigades in 2016 Planning 12 brigades for 2017, with goal of treating 2,600 patients To learn more go to www.scasurgery.com/medicalmissions Physician satisfaction surveys Your feedback is critical to our mission and we look forward to your insight You should have received an individual pin number and link to the survey – please let us know if you have not received your survey information Thank you for your participation and engagement with your center and SCA Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Deemed filed under Rule 14d-9 under the Securities Exchange Act of 1934, as amended  Filer: Surgical Care Affiliates, Inc.  Subject Company: Surgical Care Affiliates, Inc.  Filer’s Commission File Number: 001-36154  Date: January 18, 2017

Washington, DC Update 21st Century Cures Act signed by Obama Includes two key provisions that benefit Medicare beneficiaries and their physicians Section 4011 creates a public, searchable website that enables patients to compare procedure costs Section 16003 protects physicians who practice in an ASC from penalties under Medicare meaningful use program President-Elect Donald Trump appoints Tom Price (R-GA) to head US Dept. of Health Price is an orthopedic surgeon and will be the first physician to head HHS since 1993 Co-sponsored two pieces of legislation that directly benefit ASCs Ambulatory Surgical Center Quality and Access Act à Proposes changing the inflationary update factor for ASC payments to match that of HOPDs Electronic Health Fairness Act à Incorporated into 21st Century Cures act (section 16003) 2017 final payment rule released Increases ASC payment rates by 1.9 percent in 2017 Includes seven new measures for the ASC Quality Reporting Program Two measures collected by a CMS web-based tool (Normothermia Outcome, Unplanned Anterior Vitrectomy) Five survey-based measures Data submitted impacts 2020 payments

Additional information and where to find it This communication relates to a pending business combination transaction between UnitedHealth Group Incorporated (“UnitedHealth”) and Surgical Care Affiliates, Inc. (“SCA”). The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to sell or exchange, nor a solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. UnitedHealth intends to file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. UnitedHealth and a wholly-owned subsidiary of UnitedHealth intend to file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. SCA intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. SCA and UnitedHealth may also file other documents with the SEC regarding the transaction. This communication is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which SCA or UnitedHealth may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any decision regarding exchanging their shares, because they will contain important information about the transaction. The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, will be made available to all holders of SCA’s stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the solicitation/recommendation statement may be obtained for free by contacting UnitedHealth’s Investor Relations department at (800) 328-5979. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting SCA’s Investor Relations department at (800) 768-0094. In addition to the SEC filings made in connection with the transaction, each of UnitedHealth and SCA files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. UnitedHealth’s and SCA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Cautionary statement regarding forward looking statements This communication may contain statements that constitute “forward-looking statements,” including, for example, information related to UnitedHealth, SCA and the proposed acquisition of SCA by UnitedHealth. Generally the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “project,” “should” and similar expressions identify forward-looking statements, which generally are not historical in nature. Such statements reflect the current analysis of existing information and involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the possibility that various conditions to the consummation of the UnitedHealth exchange offer and mergers may not be satisfied or waived, including the receipt of regulatory clearances related to the mergers; uncertainty as to how many shares of SCA common stock will be tendered into the UnitedHealth exchange offer; the risk that the UnitedHealth exchange offer and mergers will not close within the anticipated time periods, or at all; the failure to complete or receive the anticipated benefits from UnitedHealth’s acquisition of SCA; the possibility that the parties may be unable to successfully integrate SCA’s operations into those of UnitedHealth; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, suppliers or physicians) may be greater than expected following the transaction; the retention of certain key employees at SCA may not be achieved; the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions; UnitedHealth and SCA are subject to intense competition; factors that affect UnitedHealth’s ability to generate sufficient funds to maintain its quarterly dividend payment cycle; the effects of local and national economic, credit and capital market conditions; and the other risks and uncertainties relating to UnitedHealth and SCA described in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015, and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov. SCA assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements or information, which speak only as of the date hereof.